PhorMed, Inc.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023
AND
DECEMBER 31, 2022

INDEX TO FINANCIAL STATEMENTS



<p style="text-align:center">INDEPENDENT AUDITOR'S REPORT</p>

To the Board of Directors
PhorMed, Inc.
Beverly Hills, California

Opinion

We have audited the financial statements of PhorMed, Inc., which comprise the balance sheets as of December 31, 2023, and 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of PhorMed, Inc. as of December 31, 2023, and 2022, and the result of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of PhorMed, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about PhorMed, Inc.'s ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of PhorMed, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about PhorMed Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 18, 2024
Los Angeles, California

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	303	$	171,333
Inventory		470,011		321,661
Prepaids and other current assets		-		96,273
Total current assets		**470,314**		**589,267**
Property and equipment, net		149		1,355
Intangible assets, net		175,921		155,437
Total assets	$	**646,384**	$	**746,059**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	162,844	$	154,844
Loan, current portion		6,507		-
Other current liabilities		1,222,649		550,000
Due to related party		-		9,650
Total current liabilities		**1,392,000**		**714,494**
Loan, net of current portion		8,493		-
Total liabilities	$	**1,400,493**	$	**714,494**
STOCKHOLDERS' EQUITY				
Common Stock, $0.001 par, 100,000,000 shares authorized, 52,583,767 and 52,523,767 shares issued and outstanding as of December 31, 2023 and 2022		52,584		52,524
Aditional Paid in Capital		3,015,723		3,051,168
Retained earnings/(Accumulated Deficit)		(3,822,416)		(3,072,127)
Total stockholders' equity		**(754,109)**		**31,565**
Total liabilities and members' equity	$	**646,384**	$	**746,059**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net revenue	$	-	$	-
Cost of goods sold		-		-
Gross profit		-		-
Operating expenses				
General and administrative		192,338		741,070
Consulting expense		555,000		426,354
Research and development		-		274,110
Sales and marketing		2,502		35,879
Total operating expenses		749,840		1,477,413
Operating income/(loss)		(749,840)		(1,477,413)
Interest expense		449		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(750,289)		(1,477,413)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(750,289)	$	(1,477,413)

See accompanying notes to financial statements.

PHORMED INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(USD $ in Dollars, except per share data)	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2021	41,088,417	$ 41,088	$ 1,510,086	$ (1,594,714)	$ (43,540)
Issuance of common stock	11,435,350	11,435	1,541,082	-	1,552,517
Net income/(loss)	-	-	-	(1,477,413)	(1,477,413)
Balance—December 31, 2022	52,523,767	$ 52,524	$ 3,051,168	$ (3,072,127)	$ 31,565
Issuance of common stock	60,000	60	(35,445)	-	(35,385)
Net income/(loss)	-	-	-	(750,289)	(750,289)
Balance—December 31, 2023	52,583,767	$ 52,584	$ 3,015,723	$ (3,822,416)	$ (754,109)

See accompanying notes to financial statements.

As of December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(750,289)	$	(1,477,413)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share based compensation expense		60,000		
Depreciation and amortization		11,212		9,692
Changes in operating assets and liabilities:				
Prepaids and other current assets		-		(96,273)
Inventory		(148,350)		(321,661)
Accounts payable		8,000		102,230
Other current liabilities		672,649		385,000
Due to related party		(9,650)		-
Net cash provided/(used) by operating activities		**(156,428)**		**(1,398,425)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(1,035)
Purchases of Intangibles		(30,490)		(87,419)
Net cash used in investing activities		**(30,490)**		**(88,454)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on long-term loans		15,000		-
Issuance of common shares		888		1,552,517
Net cash provided/(used) by financing activities		**15,888**		**1,552,517**
Change in cash		(171,030)		65,639
Cash—beginning of year		171,333		105,694
Cash—end of year	$	**303**	$	**171,333**
Non Cash Investing and Financing Activities				
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

PhorMed Inc., was formed on May 15, 2019, in the state of Nevada. The financial statements of PhorMed Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Beverly Hills, CA.

PhorMed Inc. is a biotech company whose primary function is R&D in drug development and clinical research. It is focused is on developing treatments in cancer and neurology and the primary indications in the pipeline are AML, Hodgkin's Lymphoma and Parkinson's disease. The company's proprietary drug is a platform technology and a gene repair therapy/immunotherapy. The company's mission is to treat unmet medical needs by treating the cause rather than the symptom.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Inventory

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials and finished goods are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computers	3 years

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include patent development costs are amortized over the period seventeen years.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $2,502 and $35,879, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred. Research and development expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $0 and $274,110 respectively, which is included in research and development expense.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer as part of the sale of its medical products. The Company has not yet started generating revenues.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 18, 2024, which is the date the financial statements were issued.

3.   INVENTORY

Inventory consists of finished products.

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other assets comprise primarily security deposits and accounts payable comprise primary trade payables while other current liabilities comprise primarily accrued expenses.

5.   PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consist of:

As of Year Ended December 31,	2023	2022
Computer Equipment	$ 3,617	$ 3,617
Property and Equipment, at Cost	**3,617**	**3,617**
Accumulated depreciation	(3,468)	(2,263)
Property and Equipment, Net	$ 149	$ 1,355

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023 and 2022 were in the amount of $1,206 and $1,306 respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consists of:

As of Year Ended December 31,	2023	2022
Patents	$ 200,121	$ 169,631
Intengible assets, at Cost	**200,121**	**169,631**
Accumulated amortization	(24,200)	(14,194)
Intangible assets, Net	$ 175,921	$ 155,437

Amortization expense for trademarks and patents for the fiscal year ended December 31, 2023, and 2022 was in the amount of $10,006 and $8,386 respectively.

Estimated annual amortization expense subsequent to December 31, 2023, is as follows:

Period	Amortization Expense
2024	$ 10,006
2025	10,006
2026	10,006
2027	10,006
2028	10,006
Thereafter	125,891
Total	**$ 175,921**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common stock

The Company is authorized to issue 100,000,000 shares of Common Shares with the par value of $0.001. As of December 31, 2023, and December 31, 2022, 52,583,767 and 52,523,767 shares of Common Stock have been issued and outstanding respectively.

Preferred Stock

The total number of shares of Preferred Stock that the Corporation shall have authority to issue is 10,000,000 shares. The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof. The voting powers, designations, preferences, limitations, restrictions and relative participating optional and other rights and the qualifications, limitations, or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors. As of December 31, 2023, and December 31, 2022, no preferred shares have been issued and outstanding.

8. DEBT

Loans

In September 2023, the Company entered into loan agreement with American Express National Bank. The details of the Company's loan and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
American Express National Bank loan	$ 15,000	17.97%	9/24/2023	9/19/2026	449	(449)	6,507	8,493	15,000
Total	**$ 15,000**				**$ 449**	**$ (449)**	**$ 6,507**	**$ 8,493**	**$ 15,000**

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022 consists of the following:

As of Year Ended December 31,		2023		2022
Net Operating Loss	$	(223,752)	$	(440,860)
Valuation Allowance		223,752		440,860
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,		2023		2022
Net Operating Loss	$	(1,140,475)	$	(916,723)
Valuation Allowance		1,140,475		916,723
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,821,967. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. The management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2023, and December 31, 2022.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Operating Leases

During 2020, the Company entered a month-to-month rental contract with a certain landlord for shared workplace. As of December 31, 2023, and 2022, rent expenses were in the amount of $27,670 and $35,255 respectively.

11. RELATED PARTY TRANSACTIONS

On May 15, 2020, RLC Holdings LLC (wholly owned by Richard L. Chang, father of CEO Ben Chang) and the Company entered into a consulting agreement. RLC Holdings LLC was offered and purchased 28,610,000 Common Shares at a par value of $0.001 as a founder of the Company. Under the consulting agreement, RCL Holdings LLC is to be paid $240,000 annually. As of December 31, 2022, and December 31, 2021, $242,000 and $145,000, respectively, were recorded as an outstanding liability on the balance sheet.

On May 15, 2020, Imagic LLC (wholly owned by Ben Chang, CEO) and the Company entered into a consulting agreement. Imagic LLC was offered and purchased 2,500,000 Common Shares at a par value of $0.001 as a founder of the Company. Under the consulting agreement, Imagic LLC is to be paid $276,000 annually. As of December 31, 2022, and December 31, 2021, $288,000 and $0, respectively, were recorded as an outstanding liability on the balance sheet.

On January 4, 2021, Edward Pan, investor, entered into a consulting agreement. Edward Pan was offered and purchased 500,000 Common Shares at a par value of $0.001 as a founder of the Company. Under the consulting agreement, Edward Pan was to be paid $60,000 annually. As of both December 31, 2022, and December 31, 2021, $20,000 was unpaid and accrued.

During the year ended December 31, 2021, the Company loaned $9,650 from its members. As of December 31, 2023, and December 31, 2022, the amount due to members was $0 and $9,650 respectively.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $3,821,967, an operating cash flow loss of $156,428, and liquid assets in cash of $303. These events and conditions raise a substantial doubt on whether the entity can continue as a going concern in the next twelve months. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.